1 1Q22 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 1Q22 KPIs and Financials 02 Q&A 03 01 Highlights

1 Highlights

5 New Verticals growth of 3x YoY , representing 7.6% of total revenues 4 1 Resilience – Gross Revenue growth of +17% YoY with Adj. Net Margin 30%+ 3 Distribution Network (IFAs + B2C) growing more than 5% QoQ Highlights 5 XP was rewarded Best Advisory for the 4th consecutive year by Datafolha 2 Portfolio Effect – Record high Institutional Revenues and trading activity in the retail fixed income platform

6 Recent Developments Automated Equity Portfolios ▪ Efficiency & scale : push adherence ▪ Greater client loyalty and lower churn Alternative Funds Secondary Trading ▪ Launch of Secondary Trading Tool for Alternative Funds through XP Platform ▪ Fostering liquidity in both secondary and primary markets for alternatives 20 + portfolios 70% + IFA Offices In one month… First Flagship Store ▪ Launch of our first concept store in Manaus/AM, aiming to become a new experience hub in the city XP Future ▪ Launch of XP Future, our own educational program for qualification and training of new advisors Research XP, Levante, Benndorf, Inside, Ohm, Wisir, etc. Already using the tool

7 New Verticals Update Credit Mortgage Partnership with Direto ▪ Pilot phase with selected clients ▪ Important milestone of our credit marketplace ▪ XP acts only as a platform : n o risk on our balance sheet and no funding needs Collateralized Credit ▪ Improved client journey ▪ Launch of end - to - end digital experience ▪ Simulation and hiring directly through the app Credit Cards Roadmap on Track ▪ Digital account ▪ Debit Card ▪ Cash Withdrawal ▪ Credit Card for Rico Clients 308 k Active Cards 50% + Use as Primary Card 4x Lower Churn

8 New Verticals Update Private Pension¹ (Portability, in R$ bn) Highlights ▪ 50 % of market share in NNM in 1 Q 22 ▪ We still have a long way to go, with only 3 . 3 % market share in AUM as of March 2022 Source: Susep ,. (1) Considers only funds managed by XPV&P. - 4.1 3.2 Top 5 Players XPV&P Insurance Revenue (in R$ mn ) Highlights ▪ Launch of XP’s Digital Life Insurance ▪ We still have a long way to go, with less than 0 . 1 % market share 13 18 23 1Q22 1Q21 4Q21 +69%

2 1Q22 KPIs and Financials

10 Notes: (1) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA; (2) This portfolio does not include Int ercompany and Credit Card related loans and receivables. Adjusted Net Income¹ R $ 987 Mn +17% YoY Gross Revenue R $ 3 . 3 Bn Highlights KPIs R $ 2 . 2 Bn Gross Profit +25% YoY R $ 873 Bn Investment AuC +22% YoY Credit Portfolio² R $ 11 . 5 Bn +142% YoY Pension AuC R $ 50 Bn +45% YoY Credit Card TPV R $ 4 . 5 Bn 9 x YoY 31.6% Adjusted Net Margin NPS 76 Adjusted EBITDA 1 R $ 1 . 2 Bn +14% YoY +17% YoY 1Q22 Highlights and Main KPIs - 56 bps YoY

11 Total Revenues Total Gross Revenues (in R$ mn ) Highlights ▪ Driven mainly by the Retail and Institutional businesses, with growing contribution from new verticals, fixed income and floating revenues ▪ Portfolio effect also present in non - retail businesses 1Q21 4Q21 1Q22 2,784 3,447 3,270 +17% RETAIL INSTITUTIONAL 74% 17 % of 1Q22 Total Gross Revenue 4 % ISSUER SERVICES 5 % DIGITAL CONTENT & OTHER

12 4Q19 4.5% 2.3% 2Q20 3.8% 1Q20 1.3% 1.3% 1Q22 2.0% 3Q20 2.0% 4Q20 2.8% 1Q21 4.3% 2Q21 6.3% 3Q21 1.3% 9.3% 4Q21 11.8% 1.3% 1.3% 1.3% 1.3% 1.3% 1.3% 1.3% Retail Revenue LTM Take Rate 1 (LTM Retail Revenue / Average AUC) Highlights ▪ Ability to add new products and services in the platform – such as credit cards and credit, and diversified revenue profile . Retail Revenue (in R$ mn ) 4Q21 2,088 1Q21 1Q22 2,725 2,425 +16% Highlights ▪ Stable take rate at 1 . 3% ¹, proving the resilience of our platform ▪ On 1 Q 22 , Retail related revenues represented 71 % of consolidated Net Income from Financial Instruments (1) LTM Take Rate (LTM Retail Revenue / Average AUC). Average AUC = (Sum of AUC from the beginning of period and each quarter - end in a given year, being 5 data points in one year)/5 LTM Take Rate Selic Rate (EoP)

13 Adjusted EBITDA and Adjusted Net Income Operational Leverage despite investments in technology, client experience and product offering (1) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA. (2) Normalized Effective Tax Rate. Highlights ▪ Adjusted EBITDA grew 14 % year over year, driven mainly by higher relative SG&A expenses due to our investments in new initiatives Adjusted EBITDA¹ (in R$ mn ) 39.7% 42.7% % Adj EBITDA Margin 1,025 1,157 1,191 233 1Q21 4Q21 1Q22 1,043 1,390 1,191 18 +14% 38.2% % Adj Net Margin Adjusted Net Income¹ (in R$ mn ) Highlights ▪ Adjusted Net Income grew 17 % YoY, in connection with the factors explained in the Adjusted EBITDA and a lower normalized effective tax rate . 1Q21 1Q22 4Q21 846 1,086 987 +17% 32.2% 33.3% 31.6% 3,973 6,193 Headcount 6,323 Effective Tax Rate² 17.4% 22.5% 16.0 % Adjusted EBITDA Other Operating Income, Net

Q&A

15 Investor Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

17 1Q22 4Q21 1Q21 294 326 548 +86% Institutional and Issuer Services Institutional Revenue (in R$ mn ) Highlights ▪ Market volatility boosted overall volumes in trading desks, mainly the ones related to derivatives ▪ Leadership in Retail secondary markets allows for greater synergies with Institutional flow within our ecosystem Issuer Services Revenue (in R$ mn ) Highlights ▪ Main driver for the 48 % YoY decrease in 1 Q 22 was a weaker industry activity in the quarter, mainly in the first two months, across both ECM and DCM ▪ Pent - up demand with a robust pipeline for the upcoming quarters 4Q21 1Q21 1Q22 121 234 270 - 48%

18 Non - GAAP Financial Information Floating and Adjusted Gross Financial Assets 18 Adjusted Gross Financial Assets (in R $ mn ) Floating Balance (in R $ mn ) Floating Balance (=net uninvested clients' deposits) 1Q22 4Q21 Assets (2,489) (1,406) (-) Securities trading and intermediation (2,489) (1,406) Liabilities 18,313 15,598 (+) Securities trading and intermediation 18,313 15,598 (=) Floating Balance 15,824 14,192

19 Non - GAAP Financial Information Adjusted Assets (from the factors listed below) reflects our business more realistically 19 [B] Pension Funds ▪ AUM from XP Vida & Previdência is accounted in both assets and liabilities [C] Floating ▪ Uninvested cash from clients allocated in sovereign bonds [D] Client Liquidity & Sovereign Bonds Arbitrage ▪ Providing liquidity to clients with derivatives ▪ Money market funding (repos mostly) allocated into sovereign bonds targeting arbitrage opportunities Assets [A] [B] Pension Funds [A-B] [C] Floating [A-B-C] [D] Client Liquidity & Sov. Bonds Arb. Adjusted Assets [A-B-C-D] Total 163,093 36,207 126,886 18,313 108,573 45,574 63,000 Securities - Fair Value through P&L 64,600 36,207 28,393 - 28,393 290 28,102 Securities - Repos 6,061 - 6,061 - 6,061 6,061 - Securities - Fair Value through OCI 33,604 - 33,604 15,824 17,780 17,780 - Securities - Trading & Intermediation 2,489 - 2,489 2,489 - - - Other Financial Instruments 27,820 - 27,820 - 27,820 21,442 6,379 Other Assets 28,518 - 28,518 - 28,518 - 28,518 Liabilities + Equity [A] [B] Pension Funds [A-B] [C] Floating [A-B-C] [D] Client Liquidity & Sov. Bonds Arb. Adjusted Liabilities & Equity [A-B-C-D] Total 163,093 36,207 126,886 18,313 108,573 45,574 63,000 Securities - Repos 24,132 - 24,132 - 24,132 24,132 - Other Finan. Liab. 28,755 - 28,755 - 28,755 21,442 7,313 Pension Funds 36,207 36,207 - - - - - Securities - Trading & Intermediation 18,313 - 18,313 18,313 - - - Other Liabilities & Equity 55,687 - 55,687 - 55,687 - 55,687 Key factors inflating our balance sheet Simplified Balance Sheet (in R $ mn )

20 1Q22 1Q21 YoY 4Q21 QoQ EBITDA 980 864 13% 1,241 -21% (+) Share Based Compensation 212 178 19% 149 42% Adj. EBITDA 1,191 1,043 14% 1,390 -14% Non - GAAP Financial Information Adjusted EBITDA and Adjusted Net Income 20 Adjusted Net Income (in R $ mn ) Adjusted EBITDA (in R $ mn ) 1Q22 1Q21 YoY 4Q21 QoQ Net Income 854 734 16% 991 -14% (+) Share Based Compensation 212 178 19% 149 42% (+/-) Taxes (79) (67) 19% (54) 46% Adj. Net Income 987 846 17% 1,086 -9%